SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)
GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)
Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)
Y27183105

(CUSIP Number)
CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
France
+33 (0) 4 88 91 98 03
Attn: Group General Counsel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 5, 2022

(Dates of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. Y27183105	Page 2 of 5

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)
The calculation of the foregoing percentage is based on an aggregate of 36,811,600 Class A Common Shares outstanding as of August 2, 2022, as disclosed in Exhibit 99.1 to the Form 6-K filed by Global Ship Lease, Inc. (the “Issuer”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2022.

CUSIP No. Y27183105	Page 3 of 5

1	NAME OF REPORTING PERSON Merit France SAS I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)
The calculation of the foregoing percentage is based on an aggregate of 36,811,600 Class A Common Shares outstanding as of August 2, 2022, as disclosed in Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on August 24, 2022.

CUSIP No. Y27183105	Page 4 of 5
Introductory Statement
This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed with respect to the Class A Common Shares of the Issuer to amend and supplement the Schedule 13D filed on August 14, 2008, as previously amended by Amendment No. 1 filed on February 28, 2013, Amendment No. 2 filed on September 13, 2013, Amendment No. 3 filed on March 7, 2014, Amendment No. 4 filed on May 12, 2014, Amendment No. 5 filed on November 2, 2018, Amendment No. 6 filed on November 21, 2018, Amendment No. 7 filed on January 14, 2019, Amendment No. 8 filed on October 1, 2019 and Amendment No. 9 filed on May 27, 2022  (as amended by this Amendment No. 10, the “Existing Schedule 13D”).
Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.
Item 5. Interest in Securities of the Issuer.
Items 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Rows (7) through (11) and (13) of the cover pages to this Amendment No. 10 are hereby incorporated by reference. Such information is based on 36,811,000 shares of Class A Common Stock issued and outstanding as of August 2, 2022, as disclosed in Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on August 24, 2022.
(c) The Reporting Persons have not effected any transactions with respect to the Issuer’s Class A Common Shares during the past sixty days.
(d) Not applicable.
(e) On August 5, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Class A Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
Variable Price Forward Sale Contracts
On August 5, 2022, the transactions contemplated by the Forward Contract were settled in accordance with the terms set forth therein.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2022
CMA CGM S.A.
By: Rodolphe Saadé, Chief Executive Officer

By:	/s/ Michel Sirat
Name: Michel Sirat
Title: Attorney-in Fact

MERIT FRANCE SAS
By: Rodolphe Saadé, Legal Representative

By:	/s/ Nicolas Reynard
Name: Nicolas Reynard
Title: Attorney-in Fact